Exhibit 12.1

Mediacom Communications Corporation and Subsidiaries

Schedule of Computation of Ratio of Earnings to Fixed Charges

	For the Year Ended December 31,
	2006	2005	2004	2003	2002
	(In thousands, except ratio amounts)

Earnings:
(Loss) income before income taxes	$(65,188)	$(24,965)	$13,628	$(62,051)	$(161,458)
Interest expense, net	227,206	208,265	192,740	190,199	188,304
Amortization of capitalized interest	2,678	2,357	2,055	2,083	611
Amortization of debt issuance costs	5,998	8,613	8,725	6,696	7,183
Interest component of rent expense(1)	5,755	5,267	4,931	4,583	3,968
Earnings available for fixed charges	$176,449	$199,537	$222,079	$141,510	$38,608
Fixed Charges:
Interest expense, net	227,206	$208,265	$192,740	$190,199	$188,304
Capitalized interest	3,603	3,756	3,012	6,957	6,778
Amortization of debt issuance costs	5,998	8,613	8,725	6,696	7,183
Interest component of rent expense(1)	5,755	5,267	4,931	4,583	3,968
Total fixed charges	$242,562	$225,901	$209,408	$208,435	$206,233
Ratio of earnings to fixed charges		—	1.06	—	—
Deficiency of earnings over fixed charges	$(66,112)	$(26,364)	$—	$(66,925)	$(167,625)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.

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